Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report, dated March 24, 2022, on the financial statements of Oragenics, Inc. (“the Company”) included in its Annual Report (Form 10-K) as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), filed with the Securities and Exchange Commission, which are incorporated by reference in this Registration Statement on Form S-8. We consent to the incorporation by reference in the Registration Statement of the aforementioned report.

/s/ Mayer Hoffman McCann P.C.
MAYER HOFFMAN MCCANN P.C.
St. Petersburg, Florida
March 24, 2022